

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2011

Via E-mail

Thomas C. Janson, Esq.
David Schwartz, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005

Edward Sonnenschein, Esq.
Bradley C. Faris, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022

Re: Global Traffic Network, Inc. ("Global")
Schedule 13E-3 filed August 9, 2011
File No. 005-81708

Schedule TO filed August 9, 2011
File No. 005-81708
Filed by GTCR Gridlock Acquisition Sub, Inc., et al.

Schedule 14D-9 filed August 9, 2011
File No. 005-81708
Filed by Global Traffic Network, Inc.

Gentlemen:

We have the following comments on the filings referenced above. We have limited the scope of our review to legal and other non-accounting matters. Please understand that the purpose of our review process is to assist you in compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone number listed at the end of this letter.

Schedule 13E-3

1. Rule 13e-3, by its terms, only applies to issuers and their affiliates. Revise the section titled "Introduction" to remove the qualifying language concerning the application of Rule 13e-3 to Purchaser, Parent and U.S. Parent. Rule 13e-3 does not include language that authorizes filing parties to disclaim affiliate status by stating that the person "may be considered" an affiliate. Similarly, Rule 13e-3 does not authorize the filing parties to challenge the applicability of Rule

13e-3 by stating that a transaction or series of transactions "may be considered to constitute a 'going private' transaction…" Please revise this section and any other disclosure to remove the implication that the filing parties are seeking to contest or create doubt as to the application of Rule 13e-3 to the contemplated series of transactions.

2. We noticed the statement that "none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person." Use of such a disclaimer is inconsistent with the attestation that must accompany each filing person's signature on the Schedule 13E-3. Each filing person must certify that, to the best of their knowledge and belief, the information contain in the schedule is true, complete and correct. See Rule 13e-100.

Exhibit 99.(C)(2)

3. The disclosure beneath the heading "Disclaimer" indicates the presentation was prepared for the exclusive use of the Directors of Global. Please revise to remove the implication that security holders may not rely on the information produced by Moelis & Company. For example, include at the beginning of this exhibit a statement from the exhibit's author granting consent to Global security holders to use the information in their evaluations of the proposed transactions. Alternatively, revise the cited exhibit to include a cover page that includes the disclosures described in this excerpt from the Division's Current Issues and Rulemaking Projects Outline available at the following link:
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Schedule TO

Introduction, page 10

4. Notwithstanding the disclosure in the Schedule 14D-9, revise to quantify the compensation Global expects to pay Moelis. Refer to Item 1015(b)(4) of Regulation M-A.

Position of William L. Yde III and the Purchaser Group Regarding Fairness…, page 19

5. Revise to indicate the extent to which these affiliates considered going concern value as a factor in determining whether or not the proposed transaction is reasonably fair to unaffiliated security holders. See Instruction 2 to Item 1014 of Regulation M-A and Q&A numbers 19-20 in Exchange Act Release 17719 (August 13, 1981).

Determination of Validity, page 57

6. We noticed that the Purchaser believes its determinations are final and binding. Revise to indicate that security holders may challenge the Purchaser's determinations in a court of competent jurisdiction. In addition, please make corresponding revisions throughout the document wherever Purchaser has represented that its decisions are final and binding.

Exchange Act Registration, page 62

7. We noticed that an expectation exists that Global will deregister the subject class of securities under the Exchange Act. Disclose, if true, the extent to which any affiliated filing person will become the beneficiary of Global's savings associated with bypassing the compliance costs associated with the regulatory requirements under the federal securities laws. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

Summary Financial Information, page 64

8. We noticed that Global suffered a net loss per common share for the fiscal year ended June 30, 2009. Revise to state in an appropriate location, if true, that the affiliated filing persons will become the beneficiaries of Global's future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

Source and Amount of Funds, page 69

9. Please direct us to the specific information concerning the terms associated with the amount of funds to be borrowed, or revise. See Item 1007(d) of Regulation M-A.

Conditions of the Offer, page 69

10. We noticed that the offerors believe that the conditions may be asserted "regardless of the circumstances giving rise to any such conditions." The inclusion of offer conditions that enable the offerors to assert conditions pursuant to subjective standards may result in a determination that the offer is illusory and in contravention of Section 14(e). Please revise to remove the implication that the offer conditions may be asserted upon any action or inaction by the offerors.

11. We noticed the disclosure that the failure by the offerors to exercise any of the rights arising from the offer conditions "shall not be deemed a waiver of such right." We disagree. If an offer condition is triggered and the offerors determine to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition. Please revise the disclosure to remove the implication that the offerors reserve the right to not timely disclose the existence of offer conditions which have been triggered.

Miscellaneous, page 73

12. We note the disclosure that the offerors will not accept tenders from or on behalf of holders of shares residing in a jurisdiction where the offerors cannot comply with that jurisdiction's applicable law. Please confirm, if true, that this language only refers to excluding target security holders in a U.S. state pursuant to Rule 14d-10(b)(2). Otherwise, note that the all-holders provision in Exchange Act Rule 14d-10(a)(1) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S., or advise as to how the offerors intend to comply with the all-holders provision in Rule 14d-10(a)(1) with respect to such non U.S. holders.

Schedule 14D-9

Annex B

13. We noticed the disclosure that the opinion of Moelis could not be disclosed without their prior written consent. In an appropriate location in the Schedule 14D-9, please indicate whether or not Moelis has consented to the public release of their opinion.

Closing Comments

As appropriate, please amend your filings promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons (and their management personnel, if applicable) are in possession of all facts relating to the public disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the filing's disclosure;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. Please direct any questions to me at 202. 551.3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions